

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

June 21, 2018

<u>Via E-mail</u>
Ivan Kaufman
Chairman of the Board of Directors, Chief Executive Officer and President
Arbor Realty Trust
333 Earle Ovington Blvd.
Suite 900
Uniondale, New York 11553

> **Re:** **Arbor Realty Trust**
> **Registration Statement on Form S-3**
> **Filed June 13, 2018**
> **File No. 333-225602**

Dear Mr. Kaufman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: David J. Goldschmidt, Esq. (*via e-mail*)